Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services, Telephone: +47 2254 4430

Date: 2 March 2006

ORK – Trade subject to notification - options

Today, in connection with Orkla's option programme, 20 000 options have been issued to managers and key personnel. The options may be exercised no earlier than the day after publication of Orkla's results for 2008 (released in February 2009) and no later than 15 December 2011. The strike price is NOK 280.50.

Of these, primary insider Håkon Mageli, Director Corporate Affairs Orkla ASA, has received 4 000 options. His new total holding is 2 498 shares and 16 667 options in Orkla.

A total of 1 633 743 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450 000 underlying shares in the hedge position related to the remaining 386 500 synthetic options of the cash bonus programme.

Orkla holds 1 849 942 of its own shares.




06011645

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services. Tel.: +47 2254 4430

Date: 2nd March 2006

ORK – Trade subject to notification - options

On 2 March 2006, in connection with Orkla's option programme, 6 666 options were exercised at a strike price of NOK 136.00.

After the transaction a total of 1 613 746 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 350 000 underlying shares in the hedge position related to the remaining 348 500 synthetic options of the cash bonus programme.

Orkla holds 1 849 942 of its own shares.



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, Investor Relations +47 2254 4411

Date: 2nd March 2006

ORK – Trade subject to notification - options

On 28 Febuary 2006, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.00.

After the transaction a total of 1.620.409 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 350,000 underlying shares in the hedge position related to the remaining 348 500 synthetic options of the cash bonus programme.

Orkla holds 1.856.608 of its own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, Investor Relations +47 2254 4411

Date: 1st March 2006

ORK – Trade subject to notification - options

On 28 Febuary 2006, in connection with Orkla`s option programme, 3,333 options were exercised at a strike price of NOK 136.00, and 12.000 at NOK 130

After the transaction a total of 1.622.409 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 350,000 underlying shares in the hedge position related to the remaining 348 500 synthetic options of the cash bonus programme.

Orkla holds 1.858.608 of its own shares.